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REPLY TO TALLAHASSEE OFFICE

August 4, 2005

VIA FEDERAL EXPRESS

Gregory Dundas, Esq.

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C. 20549

RE:	Bancshares of Florida, Inc.
Amendment Number One to Registration Statement on Form S-3
Filed August 4, 2005
File No. 333-125230

Dear Mr. Dundas:

Enclosed, please find three marked and clean copies of the above-referenced amendment. The amendment addresses the comments made in Special Counsel Christian Windsor’s letter to Michael L. McMullan dated June 14, 2005. In addition, we offer the following specific responses:

Selling Shareholders, page 12

1.	Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response:	None of the selling shareholders is a broker-dealer. The Gabelli Small Cap Fund is affiliated with Gabelli & Co. and Allen Investment Management LLC is affiliated with Allen & Co., LLC. Both Gabelli & Co. and Allen & Co., LLC are broker-dealers. Both The Gabelli Small Cap Fund and Allen & Co., LLC acquired the securities as investments.

2.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response:	No registered broker-dealer, or affiliate thereof, acquired the securities to be resold.

Gregory Dundas, Esq.

Securities and Exchange Commission

July __, 2005

3.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response:	Neither The Gabelli Small Cap Fund and Allen & Co., LLC purchased the securities to be resold in the ordinary course of business or, at the time of purchase, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

4.	With respect to each selling shareholders that is not a natural person, please confirm that the entity is a reporting company under the Exchange act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 act. If not, you must identify the natural person or person having voting and investment control over the securities they hold. Refer to telephone interpretation 4S in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise or advise.

Response:	The “Selling Shareholders” disclosure on page 12 has been revised to disclose whether the selling shareholders are reporting companies, or subsidiaries of reporting companies, under the Securities Exchange Act of 1934 or registered investment funds under the Investment Company Act of 1940. The disclosure has been further disclosed to identify what natural person has voting control over each other shareholder’s securities.

We trust that the foregoing addresses the Securities and Exchange Commission’s comments. If you should have any additional questions, please do not hesitate to call me at (850) 878-2411.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ Richard Pearlman
Richard Pearlman

Enclosures